UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6747
THE GORMAN-RUPP COMPANY 401(k) PLAN
(Full title of the plan)

The Gorman-Rupp Company	305 Bowman Street	Mansfield, Ohio 44903

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
***********
The Exhibit Index is located on Page 18

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.
Financial Statements and Exhibits
A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:
1)	Statements of Net Assets Available for Benefits-December 31, 2008 and 2007

2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2008

3)	Schedule of Assets (Held at End of Year)

4)	Schedule of Reportable Transactions
B)	The following exhibit is filed as part of this annual report:
(23)	Consent of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
December 31, 2008 and 2007, and
Year Ended December 31, 2008
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14
Schedule H, Line 4j — Schedule of Reportable Transactions	16

EX-23.1
EX-23

Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Gorman-Rupp Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
June 26, 2009
Cleveland, Ohio

The Gorman-Rupp Company 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Net assets available for benefits, at fair value	$34,459,684	$40,668,450

Adjustment from fair value to contract value for fully benefit-responsive investment contract	586,578	20,923

Net assets available for benefits	$35,046,262	$40,689,373

See accompanying notes to financial statements.

The Gorman-Rupp Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Investment income:
Net depreciation in fair value of investments	$(7,950,821)
Interest and dividends	1,121,058

(6,829,763)

Contributions:
Participants	2,817,407
Employer	697,276
Rollovers	100,221

Total contributions	3,614,904

Total additions	(3,214,859)

Deductions
Benefits paid to participants	2,428,252

Net decrease	(5,643,111)

Net assets available for benefits:
Beginning of year	40,689,373

End of year	$35,046,262

See accompanying notes to financial statements.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007, and
Year Ended December 31, 2008
1. Description of the Plan
The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield, and Industries Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 40% of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2008, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired on or after January 1, 2008, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008.
Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered by the Plan (including the employer contributions which are invested in The Gorman-Rupp Stock Fund), based on the value of their account on the immediately preceding valuation date. Effective January 1, 2008, employees have the option to transfer all investments out of The Gorman-Rupp Company Common Stock Fund.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for a fiscal year beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. The Company is currently evaluating the effect, if any, that the provisions of FSP 157-4 will have on the Plan’s financial statements.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health & Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.
The New York Life Insurance Anchor Account I (NYL Anchor) comprises 100% of The Gorman-Rupp Stable Value Fund. The NYL Anchor is a pooled separate account made available to participating plans through a group annuity contract offered to the plans’ trustees. The group annuity contract is an investment contract that is benefit-responsive. The investment contract is recorded at contract value (i.e., book value), which represents contributions and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution other than contract value.
The contract value of the investment contract at December 31, 2008 and 2007, was $4,370,921 and $3,076,917, respectively. There are no reserves against contract values for credit risk of the contract issuer.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the NYL Anchor in the net assets available for benefits as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the NYL Anchor is based on information reported by the issuer of the pooled separate account at year-end. The fair value of the investment contract at December 31, 2008 and 2007, was $3,784,343 and $3,055,995, respectively. The net average yield was approximately 4.60% and 4.77% in 2008 and 2007, respectively. The crediting interest rate for these investment contracts is based on a formula agreed upon with the issuer and is reset daily by the issuer, but cannot be less than zero and was approximately 4.48% and 5.24% at December 31, 2008 and 2007, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During 2008, the fair value of the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) as determined by quoted market prices as follows:

Net Appreciation
(Depreciation)
in Fair Value of
Investments

Common stock	$276,870
Shares of registered investment companies	(8,227,691)

$7,950,821

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2008	2007

The Gorman-Rupp Company Common Stock	$14,352,624	$13,755,589	*
NYL Insurance Anchor Account I	3,784,343	3,055,995

*	Non-participant-directed
Unrealized depreciation of investments was $7,785,169 for the year ended December 31, 2008 and $513,634 for the year ended December 31, 2007.
4. Fair Value Measurements
The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.
SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets or liabilities in active markets

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurement (continued)
•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for assets measured at fair value.
Fair value for Level 1 is based upon quoted market prices of common stock and mutual funds. Fair value for Level 2 is based on the contract price of the guaranteed investment contracts and any changes in observable assumptions of the underlying investments. Inputs are obtained from various sources including market participants, dealers, and brokers. The fund in the Plan which is classified within Level 3 of the hierarchy is participant loans as these loans are valued at amortized costs, which approximate fair value.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$14,352,624	$—	$—	$14,352,624
Mutual funds	15,514,231	—	—	15,514,231
NYL Anchor account	—	3,784,343	—	3,784,343
Participant loans	—	—	808,486	808,486

Total assets at fair value	$29,866,855	$3,784,343	$808,486	$34,459,684

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurement (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant
Loans

Balance, beginning of year	$671,684
Realized and unrealized gains/(losses)	—
Purchases, sales, issuances, and settlements (net)	136,802

Balance, end of year	$808,486

5. Non-Participant-Directed Investments
Prior to January 1, 2008, The Gorman-Rupp Company Common Stock Fund contained participant account balances that were both participant-directed and non-participant-directed. Because the fund contains balances that are non-participant-directed, the entire fund is considered non-participant-directed for disclosure purposes. Although the Company match is directed to purchase common shares in stock of The Gorman-Rupp Company, employees are free to move this investment at any time. Effective January 1, 2008, employees have the option to transfer all investments out of The Gorman-Rupp Company Common Stock Fund.
Information about the net assets related to non-participant-directed investments is as follows:

December 31,
2007
Net assets:
Investments, at fair value:
The Gorman-Rupp Company Common Stock	$13,755,589
6. Administrative Costs
Fees for legal, accounting, and other services rendered to the Plan are paid by the Company.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
9. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

December 31,
2008

Net assets available for benefits per the financial statements	$35,046,262
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(586,578)

Net assets available for benefits per Form 5500	$34,459,684

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
9. Reconciliation of Financial Statements to the Form 5500 (continued)
The following is a reconciliation of net loss from investments:

Year Ended
December 31,
2008
Interest and dividends from investments	$1,121,058
Net realized/unrealized depreciation from investment accounts	(7,950,821)

Net investment loss from investments as reported in the financial statements	(6,829,763)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(586,578)

Net investment loss from investments as reported in the Form 5500	$(7,416,341)

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990      Plan #005
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par,			Current
Lessor, or Similar Party	or Maturity Value		Cost	Value

The Gorman-Rupp Company Common Stock*	455,105.000	shares	$7,884,573	$14,352,624
NYL Insurance Achor Account 1				3,784,343
American Cap World Bond R3	29,083.310	shares		547,639
Fid Advisor Infat Prot Bond A	100,025.438	shares		1,047,266
MainStay High Yield Corp Bond A	63,869.992	shares		276,557
PIMCO Total Return Fund (A)	90,245.799	shares		915,092
Templeton Global Bond Fund Adv	2,119.114	shares		23,670
Barclay LifePath Retire Fund I	23,180.049	shares		218,356
Barclays LifePath 2010 Fund I	47,135.987	shares		494,928
Barclays LifePath 2020 Fund I	110,939.172	shares		1,366,771
Barclays LifePath 2030 Fund I	57,955.742	shares		632,877
Barclays LifePath 2040 Fund I	18,931.491	shares		243,838
American Wash Mutual Inv Fund R3	37,248.084	shares		793,384
Fid Advisor Real Estate Fund A	13,106.188	shares		127,130
Franklin Income Fund A	803,826.167	shares		1,342,390
Lord Abbet Affiliated Fund A	3,868.216	shares		33,305
Franklin Mutual Shares Class A	37,057.162	shares		564,010
T Rowe Price Capital Appreciation Fund	13,952.193	shares		194,633
American Cap Income Builder R4	428.223	shares		17,784
Columbia Small Cap Val Fund A	9,854.010	shares		287,244
Davis New York Venture Fund (A)	22,860.098	shares		539,956
Fid Advisor Leveraged Co Stk A	26,691.189	shares		465,227
Fid Advisor New Insights A	32,931.524	shares		439,965
Fid Advisor Small Cap Fund A	36,998.423	shares		637,853
Fid Advisor Value Strategies A	12,230.674	shares		153,006
Lord Abbett Mid Cap Value A	33,383.405	shares		348,189
Lord Abbett Small Cap Blend A	23,717.282	shares		256,858
Oppenheimer Value Fund A	66,832.654	shares		972,415
Royce Value Fund (Serv)	32,459.240	shares		227,215

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990      Plan #005
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) (continued)

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par,			Current
Lessor, or Similar Party	or Maturity Value		Cost	Value

RS Partners Fund	15,800.917	shares		284,417
T Rowe Price New Era Fund	9,109.305	shares		269,453
American EuroPacific Growth R3	22,767.153	shares		627,463
Fid Advisor Diversified Intl A	29,533.471	shares		360,308
Fid Advisor Intl Sm Cap Opp A	27,526.378	shares		163,782
Oppenheimer Global Fund (A)	8,587.631	shares		328,735
Templeton Foreign Fund	70,386.182	shares		312,515
Loan Fund*	At interest rates ranging from 3.25% to 8.25% with maturity date through 2016			808,486

				$34,459,684

*	Indicates party in interest to the Plan.

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990      Plan #005
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2008

					Current
					Value of
					Asset on
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net
Party Involved	of Asset	Price	Price	Asset	Date	Gain

Category (iii) — Series of transactions in excess of 5% of plan assets

NYLIM	Gorman-Rupp Stock Fund	$3,594,027		$3,594,027	$3,594,027	$—
	Gorman-Rupp Stock Fund		$2,467,572	2,361,847	2,467,572	105,725
	NYL Insurance Anchor Account I	3,868,342		3,868,342		—
	NYL Insurance Anchor Account I		2,741,886	2,741,886	2,741,886	—
There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2008

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

By: The Gorman-Rupp Company, as Plan Administrator

Date: June 26, 2009	By:	/s/ Jeffrey S. Gorman

Jeffrey S. Gorman, Committee Member

Date: June 26, 2009	By:	/s/ Wayne L. Knabel

Wayne L. Knabel, Committee Member

Date: June 26, 2009	By:	/s/ Judith L. Sovine

Judith L. Sovine, Committee Member

Date: June 26, 2009	By:	/s/ David P. Emmens

David P. Emmens, Committee Member

Date: June 26, 2009	By:	/s/ Lee A. Wilkins

Lee A. Wilkins, Committee Member

Date: June 26, 2009	By:	/s/ Ronald D. Pittenger

Ronald D. Pittenger, Committee Member

EXHIBIT INDEX

Exhibit		Pagination by Sequential
Number	Description	Numbering System

23	Consent of Independent Registered Public Accounting Firm	19